Exhibit 99.1

PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF SHARES OF WIPRO LIMITED FOR THE BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018, AS AMENDED.

This Public Announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 7(i) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”) and contains the disclosures as specified in Schedule II of the Buyback Regulations.

OFFER FOR BUYBACK OF UP TO 23,75,00,000 (TWENTY THREE CRORES SEVENTY FIVE LAKHS ONLY) FULLY PAID UP EQUITY SHARES OF THE COMPANY OF FACE VALUE OF Rs. 2/- (RUPEES TWO ONLY) EACH (“EQUITY SHARES”) AT A PRICE OF Rs. 400/- (RUPEES FOUR HUNDRED ONLY) PER EQUITY SHARE ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER PROCESS.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding -off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.

1. DETAILS OF THE BUYBACK OFFER AND OFFER PRICE

1.1 The board of directors of Wipro Limited (the “Company”) (the board of directors of the Company hereinafter referred to as the “Board”, which expression shall include any committee constituted and authorized by the Board to exercise its powers), at their meeting held on October 13, 2020 (the “Board Meeting”) has, subject to the approval of the shareholders of the Company by way of a special resolution through a postal ballot by remote e-voting, pursuant to the provisions of Article 8.2 of the Articles of Association of the Company, Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014, to the extent applicable, and in compliance with the Buyback Regulations and subject to such approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback by the Company of up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) Equity Shares representing up to 4.16% of the total issued and paid-up Equity Share capital of the Company at a price of Rs. 400/ - (Rupees Four Hundred only) per Equity Share (the “Buyback Price”) payable in cash for an aggregate consideration of up to Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only) (“Buyback Size”), which is 20.95% and 18.04% of the aggregate of the fully paid-up Equity Share capital and free reserves of the Company as per the latest audited standalone and consolidated balance sheet, respectively, as at September 30, 2020, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the shareholders of the Company who hold Equity Shares as of the Record Date (as defined below) (“Buyback”).

1.2 The shareholders of the Company approved the Buyback, by way of a special resolution, by way of postal ballot through remote e-voting pursuant to the postal ballot notice dated October 13, 2020 (the “Postal Ballot Notice”), the results of which were announced on November 17, 2020.

1.3 The Buyback Size does not include any transaction costs viz. brokerage, applicable taxes such as buyback tax (“Buyback Tax”), securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc. Buyback Tax does not form part of the Buyback Size and will be appropriated out of the free reserves of the Company.

1.4 The Equity Shares are listed on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”) (hereinafter together referred to as the “Stock Exchanges”). The Company’s American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), are traded in the U.S. on the New York Stock Exchange (the “NYSE”).

1.5 In addition to the regulations/statutes referred to in paragraph 1.1 above, the Buyback is also in accordance with the Companies (Management and Administration) Rules, 2014, to the extent applicable and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended. The Buyback shall be undertaken on a proportionate basis from the equity shareholders of the Company as on the Record Date (as defined below) (“Eligible Shareholders”) through the tender offer process prescribed under Regulation 4(iv)(a) of the Buyback Regulations. Additionally, the Buyback shall be, subject to applicable laws, implemented by tendering of Equity Shares by Eligible Shareholders and settlement of the same through the stock exchange mechanism as specified by SEBI in its circular bearing reference number CIR/ CFD/POLICYCELL/1/2015 dated April 13, 2015 read with the circular bearing reference number CFD/DCR2/ CIR/P/2016/131 dated December 9, 2016, as amended from time to time (“SEBI Circulars”). In this regard, the Company will request BSE and NSE to provide the acquisition window for facilitating tendering of Equity Shares under the Buyback. For the purposes of this Buyback, BSE will be the designated stock exchange.

1.6 Participation in the Buyback by Eligible Shareholders may trigger tax on distributed income to such shareholders (Buyback Tax) in India and such tax is to be discharged by the Company as per the procedure laid down in the applicable provisions of the Income-tax Act, 1961 read with any applicable rules framed thereunder. Consequently, any income received by Eligible Shareholders pursuant to the Buyback of shares is exempt and hence not includable in the total taxable income of such shareholders. The transaction of Buyback would also be chargeable to securities transaction tax in India. Participation in the Buyback by non-resident Eligible Shareholders may trigger capital gains tax in the hands of such shareholders in their country of residence. In due course, the Eligible Shareholders will receive a letter of offer, which will contain a more detailed note on taxation. However, in view of the particularized nature of tax consequences, the Eligible Shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

1.7 A copy of this Public Announcement is available on the website of Company at www.wipro.com and is expected to be available on the website of SEBI at www.sebi.gov.in during the period of Buyback and on the website of the Stock Exchanges at www.bseindia.com and www.nseindia.com.

2. NECESSITY OF THE BUYBACK

2.1. The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost-efficient manner. The Buyback is being undertaken for the following reasons:

i. The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby enhancing the overall returns to shareholders;

ii. The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for “small shareholders” (as defined below). The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “small shareholders”;

iii. The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

iv. The Buyback gives the Eligible Shareholders the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM NUMBER OF SECURITIES THAT THE COMPANY PROPOSES TO BUYBACK

3.1. The Company proposes to buyback up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) Equity Shares.

4. BUYBACK PRICE AND BASIS OF DETERMINING THE BUYBACK PRICE

4.1. The Equity Shares of the Company are proposed to be bought back at a price of Rs. 400/- (Rupees Four Hundred only) per Equity Share.

4.2. The Buyback Price of Rs. 400/- (Rupees Four Hundred only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

4.3. The Buyback Price represents a premium of 40.01% over the volume weighted average market price of the Equity Shares on the NSE for the 60 (sixty) trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 25.84% over the volume weighted average market price of the Equity Shares on the NSE for the 10 (ten) trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being October 7, 2020, was Rs. 335.30 on NSE and Rs. 335.25 on BSE.

4.4. The Buyback Price is at a premium of 343.49% of the book value per Equity Share of the Company, which as of September 30, 2020 was Rs. 90.19 (Rupees Ninety and Nineteen Paise only) per Equity Share, on a standalone basis.

4.5. The basic and diluted earnings per Equity Share of the Company prior to the Buyback, for the six months ended September 30, 2020 was Rs. 7.79 and Rs. 7.78 per Equity Share, respectively on a standalone basis. Assuming full acceptance under the Buyback, the basic and diluted earnings per Equity Share of the Company will be Rs. 8.13 and Rs. 8.11 per Equity Share post the Buyback, respectively on a standalone basis, without factoring in any impact in the statement of profit & loss due to reduction in cash.

4.6. The annualized return on net worth of the Company was 17.21% for the six months ended September 30, 2020 on a standalone basis, which will increase to 21.10% post Buyback, on a standalone basis, assuming full acceptance of the Buyback, without factoring in any impact in the statement of profit & loss due to reduction in cash.

5. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

5.1. The maximum amount required for Buyback will not exceed Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only), excluding transaction costs viz. brokerage, applicable taxes such as Buyback Tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

5.2. The maximum amount mentioned aforesaid is 20.95% and 18.04% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated balance sheet, respectively, of the Company as at September 30, 2020, which is within the prescribed limit of 25%.

5.3 Buyback Tax does not form part of the Buyback Size and will be appropriated out of the free reserves of the

Company.

6. DETAILS OF HOLDING AND TRANSACTIONS IN THE SHARES OF THE COMPANY

6.1. The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control, (ii) Directors of companies which are a part of the Promoter and Promoter Group, and (iii) Directors and Key Managerial Personnel of the Company as on the date of the Board Meeting and the Postal Ballot Notice, i.e., October 13, 2020, are as follows:

(i) Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., October 13, 2020:

SI. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	23,68,15,234	4.14
2.	Yasmeen A Premji	26,89,770	0.05
3.	Rishad Azim Premji	17,38,057	0.03
4.	Tariq Azim Premji	6,70,755	0.01
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	93,89,46,043	16.43
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,12,73,92,315	19.73
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,14,31,18,360	20.00
8.	Hasham Investment & Trading Co. Private Limited	14,25,034	0.02
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,97,50,778	0.35
10.	Azim Premji Trust (2)	75,73,98,687	13.25
Total		4,22,99,45,033	74.02

Note:

1. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(ii) Aggregate shareholding of the Directors of companies which are a part of the Promoter and Promoter Group, as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., October 13, 2020:

SI. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	23,68,15,234	4.14
2.	Yasmeen A Premji	26,89,770	0.05
3.	Rishad Azim Premji	17,38,057	0.03
4.	Tariq Azim Premji	6,70,755	0.01
5.	Pagalthivarthi Srinivasan	1,21,736	0.00
6.	Priya Mohan Sinha	99,661	0.00
7.	Lakshminarayana Ramanathan Kollengode	18,400	0.00
8.	Sharad Chandra Behar	-	-
Total		24,21,53,613	4.24

(iii) Aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., October 13, 2020:

SI. No.	Name of Shareholder	Designation	No. of Equity Shares	% Shareholding
1.	Rishad A Premji	Chairman	17,38,057	0.03
2.	Azim H Premji	Founder Chairman	23,68,15,234	4.14
3.	Thierry Delaporte	CEO and Managing Director	-	-
4.	M K Sharma	Independent Director	-	-
5.	William Arthur Owens	Independent Director	-	-
6.	Ireena Vittal	Independent Director	-	-
7.	Dr. Patrick Ennis	Independent Director	-	-
8.	Patrick Dupuis	Independent Director	-	-
9.	Deepak M Satwalekar	Independent Director	-	-
10.	Jatin Pravinchandra Dalal	Chief Financial Officer	1,23,821	0.00
11.	M Sanaulla Khan	Company Secretary	-	-
Total			23,86,77,112	4.18

(iv) Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group and Directors and Key Managerial Personnel of the Company during a period of six months preceding the date of the Board Meeting at which the Buyback was approved and the date of the Postal Ballot Notice, i.e., October 13, 2020:

(a) Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control: None

(b) Aggregate shares purchased or sold by the Directors of companies which are part of the Promoter and Promoter Group: None

(c) Aggregate shares purchased or sold by the Directors and Key Managerial Personnel of the Company:

SI. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Allotment/ Transaction	Price per Equity Share
1.	Jatin Pravinchandra Dalal	95,000	Exercise of RSUs	May 20, 2020	Rs. 2
		20,000	Market Sale	July 28, 2020	Rs. 272.85
2.	M Sanaulla Khan	7,960	Market Sale	July 27, 2020	Rs. 269.83

There are 2,49,54,760 outstanding ESOPs/RSUs granted by the Company as at September 30, 2020.

7. INTENTION OF PROMOTER AND PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO PARTICIPATE IN BUYBACK

7.1. In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities and persons in control of the Company have expressed their intention to participate in the Buyback vide their letters dated October 13, 2020 and may tender up to an aggregate maximum of 4,14,54,12,501 Equity Shares or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares proposed to be tendered by each of the Promoter and Promoter Group as well as persons in control of the Company:

SI. No.	Name of the Promoter and Promoter Group entity	Maximum No. of Equity Shares intended to be offered
1.	Azim H Premji	15,22,82,702
2.	Yasmeen A Premji	26,89,770
3.	Rishad Azim Premji	17,38,057
4.	Tariq Azim Premji	6,70,755
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	93,89,46,043
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,12,73,92,315
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,14,31,18,360
8.	Hasham Investment and Trading Co. Private Limited	14,25,034
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,97,50,778
10.	Azim Premji Trust (2)	75,73,98,687
Total		4,14,54,12,501

Note:

1. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

7.2. The Buyback will not result in any benefit to the Promoter and Promoter Group or any Directors and Key Managerial Personnel of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback.

7.3. The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:

i. Azim H Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	62,46,589(1)	2	-	-
August 24, 2005	Bonus	1,85,11,620	2	-	-
June 17, 2010	Bonus	2,46,82,160	2	-	-
June 15, 2017	Bonus	6,17,05,400	2	-	-
March 8, 2019	Bonus	4,11,36,933	2	-	-
Total		15,22,82,702

Note:

1. Out of originally allotted 1,23,41,080 equity shares of Rs. 2/- each as bonus, an aggregate of 60,94,491 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/-per equity share. Additionally, out of the originally allotted 12,34,108 equity shares of Rs. 10/-each as bonus on January 22, 1998 and subsequently adjusted for split into shares of face value of Rs. 2/-each as on the record date on October 14, 1999, an aggregate of 61,70,540 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/-per equity share.

ii. Yasmeen A Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	1,64,794(1)	2	-	-
August 24, 2005	Bonus	3,28,800	2	-	-
June 17, 2010	Bonus	4,25,066	2	-	-
June 15, 2017	Bonus	10,62,666	2	-	-
March 8, 2019	Bonus	7,08,444	2	-	-
Total		26,89,770

Note:

1. Originally allotted 2,19,200 equity shares of Rs. 2/- each as bonus. An aggregate of 1,44,006 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share, of which 54,406 equity shares were part of this allotment.

iii. Rishad Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	2,14,948(1)	2	-	-
June 17, 2010	Bonus	3,78,666	2	-	-
June 15, 2017	Bonus	6,86,666	2	-	-
March 8, 2019	Bonus	4,57,777	2	-	-
Total		17,38,057

Note:

1. Originally allotted 3,08,000 equity shares of Rs. 2/- each as bonus, out of which an aggregate of 93,052 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

iv. Tariq Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	43,589(1)	2	-	-
August 24, 2005	Bonus	79,500	2	-	-
June 17, 2010	Bonus	1,06,000	2	-	-
June 15, 2017	Bonus	2,65,000	2	-	-
March 8, 2019	Bonus	1,76,666	2	-	-
Total		6,70,755

Note:

1. Originally allotted 53,000 equity shares of Rs. 2/- each as bonus. An aggregate of 35,911 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share, of which 9,411 equity shares were part of this allotment.

v. Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	10,31,80,044(1)	2	-	-
June 17, 2010	Bonus	21,75,06,000	2	-	-
June 15, 2017	Bonus	37,09,56,000	2	-	-
March 8, 2019	Bonus	24,73,03,999	2	-	-
Total		93,89,46,043

Note:

1. Out of originally allotted 15,34,50,000 equity shares of Rs. 2/- each as bonus as of August 24, 2005, an aggregate of 5,02,69,956 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

vi. Mr. Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	2,97,00,305(1)	2	-	-
August 24, 2005	Bonus	12,27,65,878(2)	2	-	-
June 17, 2010	Bonus	21,66,78,000	2	-	-
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	84,03,482(3)	2	440.05	Cash
June 15, 2017	Bonus	45,29,06,791	2	-	-
March 8, 2019	Bonus	29,69,37,859	2	-	-
Total		1,12,73,92,315

Note:

1. Out of originally allotted 4,89,99,500 equity shares of Rs. 2/- each as bonus as of June 29, 2004, 1,92,99,195 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

2. Out of originally allotted 16,25,08,500 equity shares of Rs. 2/- each as bonus, 3,97,42,622 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

3. Out of originally acquired 97,20,791 equity shares of Rs.2/- each through inter-se purchase from Hasham Traders, 13,17,309 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

vii. Mr. Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	2,96,29,741(1)	2	-	-
August 24, 2005	Bonus	13,62,22,290(2)	2	-	-
June 17, 2010	Bonus	21,61,63,200	2	-	-
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	84,03,481(3)	2	440.05	Cash
June 15, 2017	Bonus	45,16,19,790	2	-	-
March 8, 2019	Bonus	30,10,79,858	2	-	-
Total		1,14,31,18,360

Note:

1. Out of originally allotted 6,36,13,400 equity shares of Rs. 2/- each as bonus as of June 29, 2004, 3,39,83,659 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078, equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share.

2. Out of originally allotted 16,21,22,400 equity shares of Rs. 2/- each as bonus, 2,59,00,110 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078 equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs.325/- per equity share.

3. Out of originally acquired 97,20,790 equity shares of Rs.2/- each through inter-se purchase from Hasham Traders, 13,17,309 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078 equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs.325/- per equity share.

viii. Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	486,704(1)	2	-	-
June 15, 2017	Bonus	5,62,998	2	-	-
March 8, 2019	Bonus	3,75,332	2	-	-
Total		14,25,034

Note:

1. Originally received 5,62,998 equity shares of Rs. 2/- each under court approved scheme of amalgamation, out of which an aggregate of 76,294 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

ix. Azim Premji Philanthropic Initiatives Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	1,41,438(1)	2	-	-
June 17, 2010	Bonus	43,37,333	2	-	-
June 15, 2017	Bonus	1,00,69,955	2	-	-
March 8, 2019	Bonus	52,02,052	2	-	-
Total		1,97,50,778(2)

Note:

1. Out of originally allotted 11,98,869 equity shares of Rs. 2/- each as bonus, an aggregate of 10,57,431 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs.325/- per equity share.

2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji

Philanthropic Initiatives Private Limited.

x. Azim Premji Trust

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
February 22, 2013	Gift	15,21,79,171(1)	2	-	-
June 15, 2017	Bonus	39,90,65,641	2	-	-
March 8, 2019	Bonus	20,61,53,875	2	-	-
Total		75,73,98,687(2)

Note:

1. Out of originally received 19,27,29,318 equity shares of Rs. 2/- each as gift, an aggregate of 4,05,50,147 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs.325/- per equity share.

2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

8. Confirmations from the Company as per the provisions of the Buyback Regulations and the Companies Act:

a. all the Equity Shares of the Company are fully paid-up;

b. the Company shall not issue any Equity Shares or specified securities, including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the proposed Buyback until the date of expiry of the Buyback period;

c. except in discharge of its subsisting obligations, the Company shall not raise further capital for a period of six months or one year from the expiry of the Buyback period, as may be applicable in accordance with the Buyback Regulations or any circulars or notifications issued by SEBI in connection therewith;

d. the Company shall not withdraw the Buyback after the draft letter of offer is filed with SEBI or the Public Announcement of the Buyback offer is made;

e. the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable;

f. the Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited balance sheet;

g. there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon).

h. the Company shall not buyback its Equity Shares from any person through a negotiated deal whether on or off the Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

i. the Company has been in compliance with Sections 92, 123, 127 and 129 of the Companies Act, 2013;

j. the aggregate amount of the Buyback i.e. up to Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores Only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone and consolidated balance sheet of the Company as at September 30, 2020;

k. the maximum number of Equity Shares proposed to be purchased under the Buyback, i.e., up to 23,75,00,000 Equity Shares, does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone and consolidated balance sheet of the Company as at September 30, 2020;

l. the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback period;

m. there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act, as on date;

n. the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies; and

o. the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback based on both standalone and consolidated financial statements of the Company.

9. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

a. that immediately following the date on which the meeting of the board of directors is convened, i.e. October

13, 2020 or following the date on which the result of shareholders’ resolution will be declared (“Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts;

b. that as regards the Company’s prospects for the year immediately following the date on which the meeting of the board of directors is convened, i.e. October 13, 2020 or the Postal Ballot Resolution that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board Meeting i.e. October 13, 2020 or the Postal Ballot Resolution; and

c. that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act, 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities).

10. INFORMATION FOR ADS HOLDERS

(i) Equity Share Withdrawal

Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date (as defined below). They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the record date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the Record Date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 3 (three) New York business days prior to the Record Date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences.

A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order.

The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India. The Depositary will use best efforts to endeavor to deliver the Equity Shares to Brokerage Account of such holders of ADSs in India. If the Depository is not able to do so for whatever reason, it will not be liable for any losses that may result to the holders of ADSs.

You must be a holder of Equity Shares as of the Record Date to participate in the Buyback.

Equity Shares trade on the BSE and the NSE and cannot be traded on the U.S. exchange, i.e., the NYSE. Due to uncertainties under India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected.

(ii) Buyback Price and Foreign Exchange Considerations

The Buyback Price is at a premium of 23.82% over the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback, i.e., October 7, 2020. The Buyback Price is at a premium of 15.36% over the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback, i.e., October 7, 2020. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 73.45 (Rupees Seventy Three and Forty Five Paise Only) per USD as published by the Federal Reserve Board of Governors on October 13, 2020. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Participating in the Buyback may result in ADS holders receiving less proceeds than what could be obtained by selling ADSs on the NYSE.

(iii) Tax and Regulatory Considerations

Participation in the Buyback will trigger Buyback Tax to be discharged by the Company on the distributed income as defined in Section 115QA in Chapter XII-DA of the Income-tax Act, 1961 read with any applicable rules framed thereunder. However, income received by the shareholders pursuant to such Buyback shall be exempt in their hands from income tax in India in accordance with Section 10(34A) of the Income-tax Act,

1961. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares.

Special notice to security holders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule

13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

11. The text of the report dated October 13, 2020 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the

Company, addressed to the Board is reproduced below:

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road, Bangalore - 560035

Dear Sirs /Madam,

Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”).

1. This Report is issued in accordance with the terms of our engagement letter dated July 14, 2020.

2. The Board of Directors of Wipro Limited (the “Company”) have approved a proposal for buy-back of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on October 13, 2020 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 as amended (“the Act”) and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (“Annexure A”) as at September 30, 2020 (hereinafter referred to as the “Statement”) prepared by the management of the Company, which we have initialed for identification purposes only.

Management’s Responsibility for the Statement

4. The preparation of the statement in accordance with Section 68(2)(c) of the Act, Regulation 4(i) of the Buyback Regulations and in compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditors Responsibility

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020.

ii. the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020 in accordance with Section 68(2) of the Act and Regulation 4(i) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their meeting held on October 13, 2020 have formed the opinion as specified in Clause (x) of Schedule I to the SEBI Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone and consolidated financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our report dated October 13, 2020. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing (the “Standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the “ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purposes, issued by the ICAI (“Guidance Note”). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements.

Opinion

9. Based on enquiries conducted and our examination as above, we report that:

i) We have enquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020 which has been approved by the Board of Directors of the Company on October 13, 2020.

ii) The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with Section 68(2)(c) of the Act and Regulation 4(i) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the period ended September 30, 2020.

iii) The Board of Directors of the Company, in their meeting held on October 13, 2020 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Meeting resolution dated October 13, 2020 and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (“the managers”), each for the purpose of extinguishment of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this certificate is shown or into whose hands it may come without our prior consent in writing.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018) Sd/-

Vikas Bagaria

Partner

(Membership No. 60408)

Place: Bengaluru

Date: October 13, 2020

UDIN: 20060408AAAACR2934

Annexure A

Wipro Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with section

68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020:

Particulars	Amount (In Rs. Lakhs) Standalone	Amount (In Rs. Lakhs) Consolidated
Paid-up Equity Share Capital as at September 30, 2020 (A)	114,299	114,299
Free Reserves as at September 30, 2020
- Retained Earnings	4,406,927	5,133,126
- Securities Premium Reserve	13,232	17,819
Total Free Reserves (B)	4,420,159	5,150,945
Total (A + B)	4,534,458	5,265,244
Maximum amount permissible for the buyback i.e. lower of 25% of total paid-up equity capital and free reserves of standalone and consolidated financial statements	1,133,615

12. RECORD DATE AND SHAREHOLDER’S ENTITLEMENT

12.1. As required under the Buyback Regulations, the Company has fixed Friday, December 11, 2020 as the record date (the “Record Date”) for the purpose of determining the entitlement and the names of the equity shareholders who are eligible to participate in the Buyback.

12.2. The Equity Shares to be bought back as part of the Buyback are divided into two categories:

i. Reserved category for small shareholders; and ii. General category for all other shareholders.

12.3. As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on the stock exchange having highest trading volume as on the Record Date, of not more than Rs. 2,00,000/- (Rupees Two Lakhs only).

12.4. In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the Record Date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback.

12.5. On the basis of the shareholding on the Record Date, the Company will determine the entitlement of each Eligible Shareholder, including small shareholders, to tender their Equity Shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs. The final number of Equity Shares that the Company will purchase from each Eligible Shareholder will be based on the total number of Equity Shares tendered. Accordingly, the Company may not purchase all of the Equity Shares tendered by an Eligible Shareholder.

12.6. In accordance with Regulation 9(ix) of the Buyback Regulations, in order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the small shareholder category, the Company will club together the equity shares held by such shareholders with a common Permanent Account Number (PAN) for determining the category (small shareholder or general) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the equity shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the equity shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the registrar and transfer agent (the “Registrar”) as per the shareholder records received from the depositories.

12.7. After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by Eligible Shareholders in that category, and thereafter from Eligible Shareholders who have tendered over and above their entitlement in the other category.

12.8. The participation of Eligible Shareholders in the Buyback is voluntary. Eligible Shareholders can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders may also accept a part of their entitlement. Eligible Shareholders also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other Eligible Shareholders, if any. If the Buyback entitlement for any shareholder is not a round number, then the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback.

12.9. The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. In case the Eligible Shareholder holds Equity Shares through multiple demat accounts, the tender through a demat account cannot exceed the number of Equity Shares held in that demat account.

12.10.The Equity Shares tendered as per the entitlement by the Eligible Shareholder as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange” notified under the SEBI Circulars. Eligible Shareholders will receive a letter of offer along with a tender/offer form indicating their respective entitlement for participating in the Buyback.

12.11. Participation in the Buyback by shareholders will trigger tax on distributed income to shareholders (Buyback Tax) in India and such tax is to be discharged by the Company. Any income received by Eligible Shareholders pursuant to the Buyback of shares will not be included in the total taxable income of such shareholders. The Buyback will also be chargeable to securities transaction tax and stamp duty in India. The shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

12.12.Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the letter of offer to be sent in due course to the Eligible Shareholders.

13. PROCESS AND METHODOLOGY FOR BUYBACK

13.1. The Buyback is open to all Eligible Shareholders (including holders of ADSs who submit the desired number of ADSs to the Depositary for cancellation and withdraw the underlying Equity Shares from the ADR program no later than 12:00 noon New York City time on December 9, 2020) and beneficial owners of the Company, holding Equity Shares either in physical or dematerialized form on the Record Date.

13.2. The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified vide the SEBI Circulars and following the procedure prescribed in the Companies Act and the Buyback Regulations, and as may be determined by the Board and on such terms and conditions as may be permitted by law from time to time.

13.3. For implementation of the Buyback, the Company has appointed JM Financial Services Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through the stock exchange mechanism for the Buyback through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows:

JM Financial Services Limited,

5th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, India. Tel: +91 22 6704 3000; Fax: +91 22 6761 7222

Contact Person: Mr. Divyesh Kapadia; Tel.: +91 22 6704 3458

Email: divyesh.kapadia@jmfl.com

Website: www.jmfinancialservices.in

SEBI Registration Number: INZ000195834

Corporate Identification Number: U67120MH1998PLC115415

13.4. The Company will request both Stock Exchanges to provide a separate acquisition window (“Acquisition Window”) to facilitate placing of sell orders by Eligible Shareholders who wish to tender Equity Shares in the Buyback. BSE will be the designated stock exchange for the purpose of this Buyback. The details of the Acquisition Window will be specified by the Stock Exchanges from time to time.

13.5. During the tendering period, the order for selling the Equity Shares will be placed in the Acquisition Window by Eligible Shareholders through their respective stock brokers (“Stock Brokers”) during normal trading hours of the secondary market. Stock Brokers can enter orders for demat shares as well as physical shares.

13.6. Procedure to be followed by Eligible Shareholders holding Equity Shares in the dematerialized form:

i. Eligible Shareholders who desire to tender their Equity Shares in electronic form under the Buyback would have to do so through their respective Stock Broker by indicating the details of Equity Shares they intend to tender under the Buyback.

ii. The Stock Broker would be required to place an order/bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the Acquisition Window of the Stock Exchanges. Before placing the bid, the Eligible Shareholder would be required to transfer the tendered Equity Shares to the special account of the Indian Clearing Corporation Limited or the NSE Clearing Limited (the “Clearing

Corporation”), by using the early pay in mechanism as prescribed by the Stock Exchanges or the Clearing

Corporation prior to placing the bid by the Stock Broker.

iii. The details of the special account of the Clearing Corporation shall be informed in the issue opening circular that will be issued by the Stock Exchanges/Clearing Corporation.

iv. For custodian participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order/bid by custodian. The custodian shall either confirm or reject the orders not later than the closing of trading hours on the last day of the tendering period. Thereafter, all unconfirmed orders shall be deemed to be rejected. For all confirmed custodian participant orders, order modification shall revoke the custodian confirmation and the revised order shall be sent to the custodian again for confirmation.

v. Upon placing the bid, the Stock Broker shall provide a Transaction Registration Slip (“TRS”) generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain the details of the order submitted like bid ID number, application number, DP ID, client ID, number of Equity Shares tendered, etc.

13.7. Procedure to be followed by Eligible Shareholders holding Equity Shares in the physical form:

In accordance with SEBI Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/144 dated July 31, 2020, Eligible

Shareholders holding Equity Shares in physical form can participate in the Buyback. The procedure is as below:

i. Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach the Stock Broker along with the complete set of documents for verification procedures to be carried out including the (i) original share certificate(s), (ii) valid share transfer form(s) duly filled and signed by the transferors (i.e., by all registered shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company, (iii) self-attested copy of the shareholder’s PAN Card, and (iv) any other relevant documents such as power of attorney, corporate authorization (including board resolution/ specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original shareholder has deceased, etc., as applicable. In addition, if the address of an Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhaar Card, Voter Identity Card or Passport.

ii. Based on these documents, the Stock Broker shall place the bid on behalf of the Eligible Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Buyback using the Acquisition Window of the Stock Exchanges. Upon placing the bid, the Stock Broker shall provide a TRS generated by the Stock Exchanges’ bidding system to the Eligible Shareholder. The TRS will contain the details of the order submitted like folio number, certificate number, distinctive number, number of Equity Shares tendered, etc.

iii. The Stock Broker has to deliver the original share certificate(s) and documents (as mentioned above) along with the TRS either by registered post or courier or hand delivery to the Registrar (at the address mentioned at paragraph 15 below or the collection centres of the Registrar details of which will be included in the Letter of Offer) within 2 (two) days of closure of the Tendering Period. The envelope should be super-scribed as “Wipro Buyback Offer 2020”. One copy of the TRS will be retained by the Registrar and it will provide acknowledgement of the same to the Stock Broker/Eligible Shareholder.

iv. Eligible Shareholder holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents are submitted. Acceptance of the physical Equity Shares for the Buyback shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. The Registrar will verify such bids based on the documents submitted on a daily basis and till such time the Stock Exchanges shall display such bids as ‘unconfirmed physical bids’. Once the Registrar confirms the bids, it will be treated as ‘confirmed bids’.

13.8. Modification/cancellation of orders will be allowed during the tendering period of the Buyback.

13.9. The cumulative quantity of Equity Shares tendered under the Buyback shall be made available on the website of the BSE (www.bseindia.com) and NSE (www.nseindia.com) throughout the trading session and will be updated at specific intervals during the tendering period.

13.10. METHOD OF SETTLEMENT

Upon finalization of the basis of acceptance as per Buyback Regulations:

i. The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market.

ii. The Company will pay the consideration to the Company’s Broker who will transfer the funds pertaining to the Buyback to the Clearing Corporation’s bank accounts as per the prescribed schedule. For Equity Shares accepted under the Buyback, the Clearing Corporation will make direct funds payout to respective Eligible Shareholders. If Eligible Shareholders’ bank account details are not available or if the funds transfer instruction is rejected by the Reserve Bank of India/an Eligible Shareholder’s bank, due to any reason, then such funds will be transferred to the concerned Stock Broker’s settlement bank account for onward transfer to such Eligible Shareholders.

iii. The Equity Shares bought back in demat form would be transferred directly to the demat account of the Company opened for the Buyback (“Company Demat Account”) provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Stock Exchanges.

iv. The Eligible Shareholders will have to ensure that they keep the depository participant (“DP”) account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non– acceptance of Equity Shares under the Buyback.

v. Excess demat Equity Shares or unaccepted demat Equity Shares, if any, tendered by the Eligible Shareholders will be returned to them by the Clearing Corporation. Any excess physical Equity Shares pursuant to proportionate acceptance/rejection will be returned back to the Eligible Shareholders directly by the Registrar. The Company is authorized to split the share certificate and issue a new consolidated share certificate for the unaccepted Equity Shares, in case the Equity Shares accepted by the Company are less than the Equity Shares tendered in the Buyback by Equity Shareholders holding Equity Shares in the physical form.

vi. The Company’s Broker would also issue a contract note to the Company for the Equity Shares accepted under the Buyback.

vii. Eligible Shareholders who intend to participate in the Buyback should consult their respective Stock Broker for any cost, applicable taxes, charges and expenses (including brokerage, securities transaction tax and stamp duty) etc., that may be levied including by the Stock Broker upon the Eligible Shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the Eligible Shareholders in respect of accepted Equity Shares could be net of such costs, applicable taxes, charges and expenses (including brokerage, securities transaction tax and stamp duty) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage, securities transaction tax and stamp duty) incurred solely by the Eligible Shareholders.

13.11. The Equity Shares lying to the credit of the Company Demat Account and the Equity Shares bought back and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.

14. COMPLIANCE OFFICER

Investors may contact the Company Secretary of the Company for any clarifications or to address their grievances, if any, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address:

Mr. M Sanaulla Khan Company Secretary, Wipro Limited,

Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India.

Tel: +91 80 2844 0011

Fax: +91 80 2844 0054

Email: sanaulla.khan@wipro.com

Website: www.wipro.com

15. REGISTRAR TO THE BUYBACK/INVESTOR SERVICE CENTRE

In case of any queries, shareholders may also contact the Registrar to the Buyback or the Investor Relations team of the Company, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address:

Registrar to the Buyback

KFin Technologies Private Limited

Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad 500 032, India. Tel: +91 40 6716 2222/1-800-3454-001; Fax: +91 40 2343 1551

Contact person: Mr. M. Murali Krishna

Tel: +91 40 7961 5130

Email:

wipro.buyback2020@kfintech.com

Website: https:\\karisma.kfintech.com

SEBI Registration Number:

INR00000221

Corporate Identification Number: U72400TG2017PTC117649

Company Investor Relations

Wipro Limited

Doddakannelli, Sarjapur Road, Bengaluru – 560 035, India. Tel: +91 80 2844 0011

Fax: +91 80 2844 0054

Contact person: Ms. Aparna C Iyer Email: iyer.aparna@wipro.com Website: www.wipro.com

16. MANAGER TO THE BUYBACK

JM Financial Limited

7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, India. Tel: +91 22 6630 3030; +91 22 6630 3262; Fax: +91 22 6630 3330

Contact Person: Ms. Prachee Dhuri Email: wipro.buyback2020@jmfl.com Website: www.jmfl.com

SEBI Registration Number: INM000010361

Corporate Identification Number: L67120MH1986PLC038784

17. DIRECTOR’S RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board accepts responsibility for the information contained in this Public Announcement and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Wipro Limited

Sd/- Rishad A Premji Chairman (Director Identification Number (DIN): 02983899)	Sd/- Thierry Delaporte Chief Executive Officer and Managing Director (DIN: 08107242)	Sd/- Jatin P Dalal Chief Financial Officer	Sd/- M Sanaulla Khan Company Secretary (Membership Number: F4129)

Date: November 18, 2020

Place: Bengaluru